                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of December, 2014, the percentage of shares of the Absolute Credit Opportunities Fund's outstanding Shares registered to Charles Schwab & Co., Inc. fell to 23.87% of the Fund’s total outstanding shares and thus no longer controlled the Fund as of that date.